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GENUINE COLORADO
GOLDEN MOON
GIN
45°
American Distilling Institute
DISTILLERY OF THE YEAR
2019
Golden Moon Distillery
GOLDEN MOON
COLORADO
SINGLE MALT
WHISKEY
Cask #1

Golden Moon Distillery launches WeFunder Crowd Funding Campaign

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Founded in 2008, Golden Moon Distillery is an award winning 'House of Brands' that produces premium whiskies and spirits.

Thank you for your support of Golden Moon Distillery and Speakeasy over the years!

Our team has been preparing to raise capital from our friends and supporters on the investment platform WeFunder, and we have just officially launched our raise!

We would love your feedback on our raise ... and we'd love you to consider investing as well. We've structured this raise so that you can easily invest as little as $250 or a lot, and we've included a variety of perks as well.

Our raise is currently in the "testing the waters" mode while we finalize our paperwork and SEC filings, so if you choose to invest you'll only be making a reservation - not actually investing yet. Once we file everything in the coming weeks, you'll be able to make your investment.

We've decided to raise funds on WeFunder to accelerate our growth and share the upside of our success with the people who know us best - our family, friends and customers. You are our foundation. So we're inviting you to become an actual stockholder in the company.

Why invest?

- We've spent years developing our whiskies and spirits.
- We've spent years "beta testing" our products by putting them out in markets across the country, plus markets in Europe and Asia to prove that they will sell.
- We've built a world class production facility, giving us the production capacity to grow exponentially.
- We've fielded sales teams in Colorado and proven that with feet on the street our sales will grow exponentially (70+% in 2020 during COVID, and on track to exceed that in 2021).
- Now we need the resources to field sales teams in our other key markets, and to support them with sales programing, marketing and PR.

Now, we’re offering YOU the chance to become a part of our story … to help us grow.

MORE INFORMATION


GOLDEN MOON
DISTILLERY

Our 1600 Bushell (56,000 lbs of Malt) Silo.

This Silo, and our proximity to our malt-house allows Golden Moon Distillery to produce large quantities of Colorado Single Malt without ever running out of grain.



Golden Moon's Scottish-style half-ton whiskey still

This is the 'Testing the Waters' phase of our crowd funding raise, prior to finalizing our Reg C with the SEC. As such:

No money or other consideration is being solicited. If sent, it will not be accepted.
No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through WeFunder's platform.
Any indication of interest involves no obligation or commitment of any kind.